Filed by NewCleo Ltd.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: NewHold Investment Corp III

(Commission File No.: 001-42541)

The following is an English translation of a transcript of a presentation to employees recorded on July 7, 2026 and subsequently reposted by NewCleo Ltd.

Information Session on Stock Options and the Upcoming Exercise Window

Clara Ortiger: Let’s get started.

So, to give you a quick recap of the purpose of today’s session: it’s part of the exercise window that opened yesterday and will close on Friday, July 10, 2026. This exercise window allows people who have vested stock options—what we call “vested” stock options—to convert them into shares. We have invited everyone to this meeting because we’ll also be providing more general and comprehensive information on what a stock option actually is. We’ll start from the very beginning.

We’ll also cover all the details that will help you decide whether you want to exercise your stock options. And then Michael will provide clarification on the plan and the stock options to make things clearer, because we know that the level of information varies from person to person. We’ll also have a Q&A session at the end of the session, so feel free to ask your questions in the chat, and we’ll also give you the opportunity to ask them live by un-muting your microphone if you prefer to do it that way.

We’d like to remind you that we sent out an FAQ yesterday to those who are eligible for the current exercise; there’s already a lot of information in it, and those who aren’t yet eligible and haven’t received it will get it by the end of the week.

So we’ll start by going over the general mechanics of stock options, using concrete examples to help clarify things.  We will describe how it works when you receive stock options. We’ll take a quick look at the current exercise window on the eligibility calendar. Then, Mikael will take over. He’ll give you some context on our stock option plan and then explain the financial and tax implications related to exercising stock options. And then a very brief summary of the process.

These are the different steps involved in stock options—or rather, in exercising stock options—and we’ll wrap up with a Q&A session.

So, to start from the beginning and the basics: what is a stock option? It’s a right that allows an employee to buy a certain number of shares in their company at a price set in advance. There are several conditions—including duration requirements and continued employment with the company; these conditions are specified either in the plan or in the agreements you signed when you were granted stock options, particularly regarding the vesting conditions, which we’ll explain later.

In the overall lifecycle of a stock option, there’s the grant—that’s when the company awards you stock options, but you can’t use them yet.

The second stage is the vesting of the rights—this is when the stock options vest according to a defined schedule, which is specified in the agreements you signed when they were granted to you.

It’s only once they’ve vested—I’m using the English terms here because they’re commonly used in this context—that they can be exercised. So the people eligible to exercise them during the current exercise period are those who have vested the stock options that were granted to them. And then there’s the exercise of these stock options.

So it’s by exercising the stock options that we buy company shares, and it’s only after that that the shares belong to us as employees, unlike stock options, which grant a conditional right to purchase.

We’ve provided an example with dates to help explain these three main steps. So, in this example, an employee is granted 1,000 stock options in September 2024, with a vesting schedule spanning four years.
So they will vest 25% of the total 1,000 stock options each year on the anniversary date, in the case of a grant in September 2024. By September 2025, they will have vested 25% of their stock options. That is, 250 stock options. Let’s say the exercise window opens in March 2026—what does that mean? If the employee wants to exercise—that is, convert—his stock options into shares, he can only exercise 25% of them, which corresponds to the portion that has already vested.

In March 2027, they will have two vesting periods—25% + 25%—so they can exercise 500 shares (50%), and so on. If they wanted to exercise all of their stock options—all 1,000—they would have to wait.
March 2029—this is a fictional example; I’ve chosen the exercise dates to be in March, but it could be any other date.

I’ll move on to the timeline and eligibility.

So for this exercise window, which runs from July 6 to July 10, there are two main periods.

First, the simulation period. You’ve received an email inviting you to run a simulation for the number of stock options you’d like to exercise. This allows you to simulate the impact on your July pay stub. And if your pay stub isn’t able to cover the amount of social security contributions and withholding tax, well, we’d ask you to make an additional bank transfer.

So this also allows us to run these simulations, which are handled by our payroll department. You have until tonight to request your simulations. We’ve already received quite a few. So, if you’d like a simulation, please do so before tonight. And then we’ll move on to the final phase.

The exercise period, during which we’ll ask you to follow several steps. You’ve received the user guide, inviting you to fill out the documents, pay the exercise price, and so on. That’s right.

Agathe Jolicard: Clara, can you remind us who we should submit the simulation request to, please?

Clara Ortiger: Yeah, I’ll post it again. If someone from the HR team could post the email address in the chat, that would make it easier. I don’t have it memorized.

Julien Gachet: Yeah, I'll take care of it—I'll put it in.

Clara Ortiger: Thanks.

And the last date we’ve given you is July 25, 2026, because that’s when we get paid for the month of July, so for most of you, that’s the paycheck that will cover it. Well, the various amounts we’ll be deducting for the fiscal year.

Your paycheck will be different from previous months, so please keep this date in mind and make sure you have all the important dates for this relatively short window.

And Michael, I’ll hand it over to you.

Michael Van Der Horst: Yes, thank you, and good morning, everyone. Basically, the idea here is simply to provide you with some information that has already been shared but may require a bit of clarification. All of this is intended for you to make your choices knowingly.

I’ll also provide some context in relation to the operations that we have been communicating about since May 27.

All share transfers to date are frozen. This means that once you become the owner of shares, you cannot resell them until the closing, and we’ll see that there are also restrictive conditions regarding resale afterward. But it’s important to know that if you exercise your options in July, you cannot resell them before the closing. This is simply a necessity for us to be able to organize the closing of the transactions. We need to consolidate the capital, as much as possible.

So this now applies both to stock option holders who would exercise their options and become shareholders and to those who were already shareholders. Therefore, as of July 1, we have suspended all resales of newcleo securities.

It’s important to note this again in light of the decision you may take in relation to the exercise of stock options.—and here I’m referring only to stock options that are converted into shares.

Then, for all stock options granted before the completion of the transaction, and which will be converted into shares either before or after that moment, there is a lock-up period during which you will not be able to sell the shares for 6 months, or 180 days, following completion of the transaction.

This is a very common provision in such transactions; it simply prevents erratic fluctuations in stock prices after the transaction completes and allows the newly listed company to begin trading normally on the stock market.

After those 180 days, you’ll be able to sell freely on the market.

Just a quick note: like any publicly traded company, we’ll implement a policy to prevent insider trading. As you know, when a company is publicly traded, all transactions involving the company’s securities must be—and can only be—based on publicly available information. Therefore, as a future publicly traded company, we will be required to implement a policy to prevent insider trading in order to stop transactions in the company’s securities by individuals who have information not available to the public—typically someone preparing the financial statements.

Such individuals will not be able to trade on the market for a certain period before the financial statements are published; so this is a very standard, common policy that will be implemented when going public.
As for other stock options—that is, those granted after going public; I’m specifically referring to grants, these options once they are vested and exercised are converted into shares and can be sold at any time, subject to the provisions of the insider trading prevention policy. So, what really is the subject of this presentation : keep in mind these 180 days from the closing during which sales are blocked.

Luc Garcia: Excuse me —maybe this is clear to you. I’d like to interrupt you for a moment. What exactly are the “provisions of the insider trading prevention policy”? Because this might be a policy not everyone is familiar with, and it could potentially restrict us in terms of sales or in deciding choices we’d like to make going forward. So these are documents that you’re certainly familiar with, but which I personally am not. So are there any specific things I should know?

Michael Van Der Horst: Yeah, well, as I said, we’re actually going to implement it and it will definitely be part of the group’s policies and procedures. It doesn’t exist yet, we’re going to put it in place before going public.

It’s relatively common—that is, in a publicly traded company, you can’t sell or trade in the company’s securities for certain periods of time. That means you can’t buy the company’s securities either during certain periods, which are sensitive periods. So basically, there are a number of periods throughout the year that will necessarily be restricted.

This is to prevent insider trading, and these periods often occur prior to the publication of financial results.
Additionally, these policies also restrict the rights of certain individuals with access to inside information. Imagine, for example, that tomorrow someone is working on a major refinancing transaction for the company. That person would not be allowed to trade in securities during the period in which they possess information that is not public. This is very common in publicly traded companies.

It will, of course, be disseminated; it must be known to everyone, and it will form part of the group’s control environment and policies and procedures.

Does that clarify the point?

Luc Garcia: Yes, thank you very much.

Michael Van Der Horst: Thank you.

So, once again, keep in mind that for those shares—we’re all subject to a lock-up period. That is, for shares resulting from stock options granted before going public, we’re all subject to a lock-up period that begins on the day the transaction closes and ends 180 days later.

Maybe two additional points: regarding the previous topic, ultimately, whether you’re a stock option holder or a shareholder, it amounts to the same thing. You’re subject to this lock-up period, right?

The second point we’d like to bring to your attention—and this is also detailed in the Q&A—is the conversion factor. In fact, at the time the transaction closes, we’ll be restructuring the company’s capital of newcleo LTD. Simply put, this is to ensure that the capital and shares are presentable to investors. And generally speaking, the financial market doesn’t like a very large number of shares with a very low par value.

It prefers a share consolidation—and that’s exactly what’s going to happen to streamline operations. The idea is to consolidate the shares. So, for each existing share, you would receive 0.4811 new shares, and as a result, the value of the individual share will increase. So the very clear message is: you won’t lose any of the total value of your securities—it will remain the same—you’ll simply have fewer shares for a higher value per share. Overall, the total value of your holdings will remain the same. So this is purely mechanical; it’s purely technical. It’s also very common for publicly traded companies.

We wish to provide you every information that helps you assess if it is in your best interest to exercise or not. In the end it is your choice. Our role is to tell you if there eis a significant difference in terms of the number of shares you’ll receive, whether you exercise or not? In reality, this conversion factor will apply to all securities, to shares as well as to stock options—whether they’re vested or not, whether they’ve been acquired or not—and this will change the number of shares you’re entitled to for a stock option.

Here we’ve tried once again to align the rights of option holders, with those of shareholders.

The last point we felt was important to share is the “earn-out.”

In many transactions of this type, shareholders who hold shares at the time of the IPO are eligible—subject to certain conditions regarding the stock’s performance—to receive a bonus.

In this case, they’re eligible for a bonus—specifically, a bonus equal to 10% of the holdings they held at the time of closing. That applies to shareholders. And ultimately, what was agreed upon in the discussions is that this would also apply for stock option holders. Whether these stock option holders have vested or unvested stock options, the calculation will be based on the date of the closing of the transaction. For these stock options, you’ll be entitled—subject to certain conditions, which I’ll come back to later—to a bonus that will be paid out at a later date. There are two additional conditions that will apply.

This bonus will follow exactly the same rules as your other options. So it will mirror your options. It is therefore subject to the rules of the 2022 plan, and two additional conditions will apply: specifically, this bonus depends on the stock price.

Half of the bonus will be triggered if newcleo’s stock price exceeds $15 on 20 days within a 30-day consecutive period up to and including the 5th anniversary following the closing date, and the second half of this bonus will be triggered if the price exceeds $18.

These are simply the calculation terms, but keep in mind that this is a bonus subject to stock price conditions. And the important point—again, without necessarily going into detail—is that this bonus applies to both shareholders and stock option holders.

So shareholders receive shares, and stock option holders receive stock options.

Luc Garcia: There was a question about the value of the shares and the fact that you’re increasing the share price for Rémy Vagnier.

Julien Gachet: There are a lot of questions; I think we’ll go through them. I’ve never seen so many questions in a chat since I’ve been at Newcleo, by the way. If you’d like, we can go through them in order—in chronological order, if you’d like. Yeah, Michael’s done.

Michael Van Der Horst: So let’s wrap it up, Julien—if you’re up for it, let’s wrap it up. In the meantime, I’ll take a quick look at the questions as well. And then we’ll see if there are too many questions; we’ll figure out how to address them in writing, but maybe we should wrap it up because there’s still some information to go over.

Julien Gachet: Ah.

Michael Van Der Horst: This is important—if you will—there are quite a few technical details, that’s clear. The important thing, though, is to really understand that the status of a stock option holder has been put on the same footing as that of a shareholder, which then allows you to make your choice based on criteria other than just terms and conditions. In other words, there isn’t a shareholder who will have a 10% bonus while the stock option holder doesn’t have 10%. That, to me, is the main message.

The with respect to financial and tax tax implications :

The 2022 plan is an English plan governed by English law and is not a qualified plan under French law. There are a number of people joining our workforce who come from French publicly traded companies, and so the tendency is to say, “Oh yeah, I remember that—it worked that way.” In fact, it doesn’t quite work that way, particularly from a tax perspective, because we’re dealing with a plan that isn’t a “qualified plan” as defined by French law. What does that mean? Primarily, the main difference you’ll encounter is related to taxation: when the options are exercised, you’ll be taxed both income tax and payroll taxes. That’s not the case in a qualified plan, where all of that is deferred until the shares are sold. So here, in our plan, it’s at the time when the options are exercised that you’ll be subject to this taxation. We’ve tried to simplify things so that everyone can have the same level of information using a graph. This graph is completely fictional. If you look at it, the stock price on this graph is linear and then rises over the life of the security—which isn’t usually the case—so this is simply to make it easier to understand how the taxes are calculated.

When it comes to exercising options, if you decide to exercise them, there are three factors to keep in mind.
The subscription price : when you exercise your options, you must pay the company an exercise price. This is the price you pay to acquire the share. It’s set at €0.01 in the plan. This amount will increase based on the conversion factor, but again, it doesn’t change anything in absolute terms since it may be around €0.02 and you’ll receive more shares in return, so don’t worry about that as the subscription price for a subscription in July 2026 is 0.01€.

That’s the first parameter we take into account. The second parameter we consider is the acquisition value—that is, on the day you exercise your stock option, the stock has a certain value.

And then the third factor we consider for tax purposes is the sale price—that is, the day you later sell your shares, you sell them for a certain amount.

In terms of financial and tax implications, when you exercise the options, you realize a capital gain calculated by taking the value of the security on the date of acquisition minus the price paid to subscribe to the stock. That amount will be subject to employee social security contributions and income tax. So at that point, it falls under your personal tax situation, which will depend on your tax rate—it’s treated as regular salary from a tax perspective.

So these amounts are obviously owed by the beneficiary and, once again, are paid when the stock options are exercised. There’s a whole mechanism for estimating the tax liability that has been put in place by HR. Clara will go over the details with you later. But it’s important to know—and this was really the purpose of this meeting—that once you choose to exercise your stock options, there are tax and social security implications, so you need to plan for them. You need to assess the financial impact.

Another tax consideration arises when you sell your shares. At that point, we take the sale price minus the acquisition cost, and all of that is subject to a flat tax of 31.4%.

We specifically say “today” because French legislation is constantly evolving on all these issues, so this could change in the future.

That covers the financial implications. Once again, keep one thing in mind: there is a financial and tax impact upon exercise. HR provides tools to assess the impact and allow you to make an informed decision—if you’re considering becoming a shareholder today—knowing exactly what it will cost you.

Clara Ortiger: Thank you, Michael. I think there are a lot of questions, but I’m not sure if we’ll come back to them—maybe at the end of the presentation.

Let’s move on.

Michael Van Der Horst: Yes.

Clara Ortiger: As Michael said, we’re actually suggesting you run a simulation—specifically on your pay stub—to see what the impact will be and whether your pay stub can handle this expense, so there will be an impact on the payment of employee social security contributions and an increase in taxable income, on the amount of your withholding tax and then, of course, on the net pay you’ll receive for the month of July.

So here we’ve taken the example of an employee who wants to exercise 500 stock options with a base gross salary of €3,600.00 and a share price of €4.23. What we see is that we’re actually going to take the difference between the exercise price—€0.01—and the stock’s value of €4.23, multiply it by the number of shares (500 × 4.23), and treat this as a benefit in kind. So, in fact, it’s included in your gross compensation.

So before, we were calculating employee contributions based on €3,600; with the stock option exercise, that jumps to €5,700—so that’s the first impact.

changing your net pay at the bottom of your pay stub. And then the second impact is on your withholding tax. I don’t remember exactly what rate we used, but if you have a 10% rate, for example, well, since your taxable income is higher, the withholding tax will be higher in the month the options are exercised.

In the end, we see that there’s an impact : on the standard pay stub, the net pay at the end was €2,600, with the tax adjustment, it’s now only €2,052.

Those are the effects for the July pay period. Don’t forget that this also increases your taxable income, so—well—when you file your taxes, the impact will be greater than if you hadn’t exercised your options that month, obviously.

So this is exactly the kind of simulation you’ll receive when you submit your request to the email address provided in the chat, and we calculate it based on your personal salary and your tax rate as of the month of May, so it’s still relatively personalized; it gives you a good idea of the impact on your July pay stub.

Finally, we wanted to give you a summary of the process if you want to exercise your stock options. So, the first step is that we really encourage you to request this simulation—it allows you to anticipate your July paycheck, and in some cases, we may ask you to file an amended tax return.

This is because, in fact, your current pay stub isn’t set up to handle this payment. You submit your exercise request through the Ledgy platform. We’ve sent you a user guide with all the steps—it’s quite detailed. If anything isn’t clear, don’t hesitate to contact your local HR team.

We’ll be happy to help you, of course. Once you’ve submitted your request, we’ll send you the documents to complete and sign via DocuSign. We’ll review the documents to ensure they’re complete and compliant. Please be sure to follow the user guide carefully.

We’ve really tried to detail what’s expected, and so on. And I want to emphasize that when we ask for your email address on the documents, it must be your personal email address. Because if you leave the company, we need to be able to contact you afterward.

Once we’ve verified the documents, we move on to the payment step. You’ll receive instructions via email—we’ll provide you with the amount due, the bank account information, and so on. You make the payment. We’ll check with the finance team to confirm that we’ve received your payment.

Then we move on to the final step of the process, which is the transaction. The shares are issued in your name. You’ll see your shares appear on your Ledgy portal, and your certificate will be sent directly to you within the app.

That’s the process.

For the final part of this session, we wanted to set aside some time, and now we have a quarter of an hour left to answer the questions that have been asked. I don’t know, Julien—maybe you could start by going through the questions in the chat?

Julien Gachet: Ah, there are actually a lot of questions. There were some basic ones, too. Maybe we can go through them in the order they were asked.

There was one question in particular from Anne Claire about whether vesting occurs automatically or requires the employee to do something ?

Clara Ortiger: It’s automatic.

Julien Gachet: Luc asked if the plan is still active after the IPO.

Michael Van Der Horst: So the plan remains the plan—it will continue to apply to our stock options that are currently in the vesting period. However, the information that has been communicated is that for future grants a new stock option plan will be implemented.

But the current plan remains the current plan and continues to apply.

Julien Gachet: Thanks, Michael. Next up is Charlotte. Why is there both a payment and a debit?

Chloé Largeron: Excuse me.

Julien Gachet: Yes.

Chloé Largeron: Yeah, I’m sorry, but I’d like to weigh in on the question that was just asked, since at the time of the IPO, it was agreed that our number of shares wouldn’t be exactly the same in order to maintain the value. How can we then keep the plan that specifies the number of shares? Won’t we have to sign a new plan?

Michael Van Der Horst: At closing, the factor I mentioned earlier—the one shown in the slides— which may be adjusted marginally until closing, based on parameters like the company’s value, the number of shares, the capital, and so on, will provide a snapshot on the day of the closing, so on the day of the closing, we’ll all know how many options or shares we have and their value.

As for the value, there was another question on this topic—the value of newcleo stock will then vary because it will be a publicly traded stock. I’ll also briefly address the various questions I’ve seen come up. There was this question: how will we know the value of the shares ? Well, for a public listed company, the share value will be published on-line every day. So it’ll be extremely easy for us to track the value of our portfolio since the information will be public.

To come back on the number of shares, it will be determined by application of the conversion ratio and recorded at closing. In terms of value if the question was—sorry, I’m just thinking out loud— does the exercice price of my options vary based on the listed share price, then the answer is no.

Your exercise price, which is currently 0.001, will change slightly on the day of the closing to be adjusted for the conversion factor. So it may be 0.002, we’ll see at that time. That price will remain the subscription price for the shares under the 2022 Stock Option Plan.

Chloé Largeron: Yeah.

Michael Van Der Horst: Chloé, I think it was Chloé—is that clear?

Chloé Largeron: No, yeah, no, I’m sorry. Actually, let’s say—it doesn’t matter today—we have a value of €10,000, regardless of the number of shares. Except that we signed something with a plan. We also have a very specific number of shares on Ledgy.

So the way I interpret it is that when we go public, we’ll have this document describing the number of shares, which will be obsolete, and we’ll be granted a new number of stock options. Will there be an update? Currently on Ledgy, we can see the number of shares.

Chloé Largeron: So if we want to maintain not the number of shares but the monetary value they represent, that would render the plans we’ve signed obsolete.

Michael Van Der Horst: No, that renders the number of shares you currently hold in your portfolio obsolete. Okay? And on the day of closing, Ledgy will be updated to show that, in fact, the number of options was adapted ; you used to have one share, but now you have 0.40 for example.

Chloé Largeron: Yes, that’s right, yes.

Okay.

Michael Van Der Horst: Depending on the conversion factor—and given that the individual value is higher—so in terms of total value—you were talking about your total value—it won’t actually change.

Chloé Largeron: Okay.

Yeah, OK, that’s fine.

Thank you.

Michael Van Der Horst: So there were some other questions, Julien—do you want to go through them in order?

Julien Gachet: Yeah, I’ll go through them in order. Yeah, Charlotte asked why there’s a payment and a deduction?

Well, the answer to that is that it’s related to payroll taxes. So I think the question came up before the explanation, but it’s related to payroll and taxes.

Clara Ortiger: Actually, it depends on the employee’s situation—specifically, when exercising stock options. It can be covered by their July pay stub, in which case the amount is deducted directly from their paycheck to cover both contributions and taxes.

So that’s the first scenario, but it doesn’t change the fact that you’ll still have to pay the exercise price—that is, €0.01 multiplied by the number of shares you’re exercising. You’ll need to make a bank transfer for that, since it has to go to Newcleo Ltd’s account. So in any case, there’s both a payroll deduction and a separate payment.

The second scenario is when your paycheck isn’t sufficient to cover all social security contributions, etc., so you make an initial payment to the company to cover those costs and a second payment to cover the exercise price of €0.01.

In any case, for most of you, the payment will be 0.01€ multiplied by the number of stock options you’re going to exercise.

Mathieu Valla: I’d like to come back to this point: since we could end up with a negative paycheck, are there any possibilities for an advance on next month’s pay or perhaps an advance to offset this, or is that not an option at all?

Clara Ortiger: No, we won’t provide advances to people who would have negative paychecks. We run a very precise simulation of your paycheck and ask you to make a transfer so that you don’t end up with a negative balance.

Mathieu Valla: Okay, thanks.

Julien Gachet: So, note the amounts—and this was also your question, Mathieu—that can be deducted; you’ll have the simulations that will give you this information in advance.
We have a question from Thomas: since the number of shares will be halved with the IPO, those who are eligible to exercise their stock options should do so.

Michael Van Der Horst: No, that’s what—well, that’s what I was trying to explain. Once again, the choice is up to each of us individually. In fact, the number of shares is halved, but the value increases. Basically, if you halve the number of shares, you double the value.

Michael Van Der Horst: You’ll have the same value. in your portfolio. Once again, this is purely a technical adjustment—we’re not actually losing any value. What’s important is that we don’t lose any value with this conversion. It’s merely a way of presenting our capital and securities to the market in line with market expectations.

So it doesn’t change anything—the idea is precisely to ensure that, whether each of us decides to exercise our stock options or not, we all end up in as similar a situation as possible; that’s really the intention.

Julien Gachet: Okay, thanks, Michael. We have Agathe asking when the IPO might take place.

Michael Van Der Horst: I don’t have any information to share on that subject; we’ve already announced the second half of the year, and that’s all we can say for now.

Julien Gachet: Clément is asking how we know if we’re at least 25%—it’s always one year after the acquisition.

So, we can answer that—yes, it’s one year; it’s 25% after one year. That’s it—it follows the outline presented by Clara. And well, that’s also part of the documents provided when we sign and when we’re granted stock options.

Clara Ortiger: If you want to check your personal situation, log in to Ledgy—you’ll see all the information there, including the number of stock options you have, and so on.

Julien Gachet: Agathe also has a question about the likelihood of going public, but we’ll tie that in with Michael’s previous answer.

Michael Van Der Horst: Agathe’s curious.

Julien Gachet: Maxime—we have Maxime asking a question that I think we’re all wondering about. Once the IPO is complete, how will shareholders be able to track the value of their portfolios? Maxime, for his part, is well down the process.

Agathe Jolicard: No, not at all.

Julien Gachet: This is going to be a pretty technical question—I’m not sure we have the answers to that yet.

Michael Van Der Horst: Actually, that’s what I was saying—once a company is publicly traded, its stock price is updated on the Nasdaq every day.

So all you have to do is log in to the financial market where the company is listed, and you’ll see the real-time stock price.

Julien Gachet: We have a question from Benoît: Does delaying the exercise of stock options result in any loss of shares, or does it just delay their acquisition?

So, Benoît, when you’re eligible to exercise stock options, you can exercise them now or later—it’s a right you’ve already earned. So there’s no difference in the number of stock options you can exercise.
I don’t know if that answers the question.

Christophe, the one holding up the blue card—yeah.

Clara Ortiger: Just as a reminder, Julien, we have 10 years—10 years from the vesting date—to exercise them.

Julien Gachet: Yes, 10 years.

Ten years—there’s no, there’s no reduction in that right. Yeah, exactly, Christophe. The 180-day lock-up also applies during the next exercise windows.

Michael Van Der Horst: Just to mention, the 180-day lock-up period begins from the closing.

So if there’s an exercise window, there are other questions on that topic, if there’s an exercise window during that period, we’ll still be subject to those 180 days, which start running from the closing date.

Julien Gachet: Lucas asks, will there be a stock option exercise window between the IPO and the end of the 180-day lock-up period?

Clara Ortiger: I’ll get back to you with an answer.

Julien Gachet: Chloé, before the IPO, will it be possible to provide an update on the stock price? It seems to me that we... So there’s an answer to that question, then.

Michael Van Der Horst: Actually, the current share price is estimated based on what was negotiated as part of the merger and IPO and it will likely continue to fluctuate until the day of the company goes public. On the day of closing we will know the price of the share and from that moment it will begin to fluctuate.

Chloé Largeron: I’m sorry, but I’d like to jump in here. Actually, would it be possible to update that specific value on the LEDGI website? Because there are a lot of people who have tried running simulations—which are fairly simple to do—based on the rate posted on LEDGI, which is currently 3.58.

But those simulations don’t reflect the 4.22—or, to round it up, 4.23. So, would it be possible to update this regularly—at least for the periods leading up to the IPO—so that we can make projections?

Michael Van Der Horst: Yes, so LEDGI will report the value we’re currently using for transactions—not necessarily the projected value—so the answer is yes, we definitely need to update it, but only once we have a firm figure.

So, point well taken—we’ll look into it and see how we can update Ledgy as much as possible.

Florian Vaiana: So, there.

Chloé Largeron: One last quick question: will the value stay the same between now and July 10?

Clara Ortiger: No, no, no—if the question is about the value for July exercise period, the value will be the same for everyone throughout the exercise period.

Florian Vaiana: Just to follow up on that—let’s say, for example, we have, I don’t know, 1,000 stock options. Will that amount show up in the account once it’s updated with the 1,000x conversion factor? Is that right?

Clara Ortiger: And.

Michael Van Der Horst: If you exercise your stock options—meaning you become a shareholder—you’ll have 1,000 shares at that point. Yes, at the time of the closing, a conversion factor will be applied. The one we’ve communicated today is the projected figure, which will be updated at that time and will determine the number of shares you actually own.

Florian Vaiana: OK, because right now I feel like there’s some confusion here. Let’s say I want to invest in 1,000 shares. They calculate the payroll expenses based on a value of 4.23. I don’t remember the exact amount, but in fact, this...

The payroll expense shouldn’t be calculated based on the 1,000 shares I want to unlock—which are currently set at a rate of 3.59—but rather based on 1,000 times the conversion factor.

Michael Van Der Horst: Actually, the charges will be calculated based on a total value. Well, if you want, it doesn’t really change anything—it’s not calculated based on the number of shares, but on a total value. Okay, then. Yes, it doesn’t really make a difference.

Florian Vaiana: All right, OK, that works, OK, thanks.

Julien Gachet: We have a question from Romain: a 25% vesting threshold has been set on an annual basis. Does vesting occur on the anniversary date, or is it the date from which the 25% can be exercised? So we’ve answered that for Romain—it’s the date from which the 25% can be exercised.

And you have 10 years, as Clara mentioned earlier.

Michael Van Der Horst: Just to clarify—vesting is automatic, and it’s from that date onward that you can exercise the options. We’ll try to keep coming back to these terms, so you can exercise them starting from that date.

Clara Ortiger: Exercise.

Julien Gachet: Guillaume is asking if it’s possible to run simulations based on a stock price rather than a company value, which would require knowing the number of shares.

Clara Ortiger: No, that’s not possible.

Michael Van Der Horst: I don’t know the answer.

Julien Gachet: Rémy.

Clara Ortiger: It’s—it’s—it’s 10:46 a.m. I don’t know how you want to proceed. Should we go over the questions? Let’s try to—
I don’t know.

Julien Gachet: There are—there are still a lot of them, yeah.

Clara Ortiger: Do you want to wrap things up? Let’s answer one or two more and then…

Julien Gachet: There are a lot of them, I... I don’t know if anyone wants to speak up on their own, maybe.

Marie-Raphaëlle Robinne: Julien, Julien—it’s Julien, it’s Marie-Raphaëlle—can you hear me? I mean, can you all hear me? I have a question—I know the time is really tight because of the window—but is it possible to provide written responses to all the questions, or to group them together?

Clara Ortiger: Yes.

Julien Gachet: Yeah, I hear you.

Clara Ortiget: Yes.

Marie-Raphaëlle Robinne: It’s really very complicated.

Julien Gachet: I think there are some that we can answer.

Michael Van Der Horst: Personally, I truly believe we can answer all the questions. It just depends on the format you want to use to respond—it could even be via email. I’m not sure how this usually works, but we can answer all the questions that have been asked here in the chat, as long as we can retrieve them. So I’ll leave that up to you, and we can work on it today and have a draft ready.

Marie-Raphaëlle Robinne: I’ll turn to...

Julien Gachet: Ah.

Michael Van Der Horst: If we’re definitely lending tomorrow, you know.

Marie-Raphaëlle Robinne: Yeah, I think that might be more convenient. I mean, if everyone’s okay with it, I think we could maybe go over this together and share our responses.

Michael Van Der Horst: I suggest that for the questions we’ve already answered, we consider them answered—and anyway, it’s all recorded, so you can go back and listen to the recording—and we’ll answer all the questions that were asked but that we didn’t have time to address.

In writing.

Clara Ortiger: We’ll figure out how to send them to you, but we’ll collect the questions and prepare answers as quickly as possible.

Well, it’s 10:48 a.m., so I think we’ll—I’ll stop the recording. Thank you all, thank you.

Agathe Jolicard: Thank you very much.

Michael Van Der Horst: Thank you for your attention.

Marie-Raphaëlle Robinne: Thank you very much.

Clothilde Maysonnave: Thank you very much.

Julien Gachet: Thank you, goodbye.

Marie-Raphaëlle Robinne: Goodbye.

Clara Ortiger: End of Transcription

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

This Form 8-K is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) between the SPAC, the Company and the Merger Subs. This Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the Proposed Business Combination, the Company intends to file the Registration Statement with the SEC, which will include a proxy statement to the SPAC shareholders and a prospectus for the registration of Company securities. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be sent to all of the SPAC shareholders as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of the SPAC and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the SPAC’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Proposed Business Combination, because these documents will contain important information about the SPAC and the Company and the Proposed Business Combination. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. The SPAC and the Company will also file other documents regarding the Proposed Business Combination with the SEC. This Form 8-K does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE SPAC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the SPAC and the Company through the website maintained by the SEC at www.sec.gov. The documents filed by the SPAC and the Company with the SEC also may be obtained free of charge upon written request to NewHold Investment Corp III, 52 Vanderbilt Avenue, Suite 2005, New York, NY 10017.

Participants in the Solicitations

The SPAC, the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the SPAC shareholders in connection with the Proposed Business Combination. A list of the names of the directors, executive officers, other members of management and employees of the SPAC and the Company, as well as information regarding their interests in the Business Combination, will be contained in the Registration Statement to be filed with the SEC by the Company. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Caution About Forward-Looking Statements

This Form 8-K contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements and are based on beliefs and assumptions and on information currently available to the SPAC and the Company. No representations or warranties, express or implied are given in, or in respect of, this Form 8-K. These forward-looking statements are based on the SPAC’s and the Company’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, operating results, current plans and operations of the Company; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably; the possibility that the SPAC and/or the Company may be adversely affected by other economic, business, and/or competitive factors; estimates by the SPAC or the Company of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; plans, intentions or future operations of the Company relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; the Company’s ability to execute on their business plans and strategy; and other risks and uncertainties described from time to time in filings with the SEC. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Although each of the SPAC and the Company believes that it has a reasonable basis for each forward-looking statement contained in this Form 8-K, each of the SPAC and the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These factors are difficult to predict accurately and may be beyond the SPAC’s and the Company’s control. In addition, there will be risks and uncertainties described in the Registration Statement relating to the Proposed Business Combination, which is expected to be filed by the Company with the SEC and other documents filed by the SPAC or the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements.

There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the SPAC or the Company, their respective directors, officers or employees or any other person that the SPAC and the Company will achieve their objectives and plans in any specified time frame, or at all. Forward-looking statements in this Form 8-K or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for the SPAC or the Company to predict these events or how they may affect the SPAC or the Company. Except as required by law, neither the SPAC nor the Company has any duty to, and does not intend to, update or revise the forward-looking statements in this Form 8-K or elsewhere after the date this Form 8-K is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this Form 8-K may not occur. Uncertainties and risk factors that could affect the SPAC’s and the Company’s future performance and cause results to differ from the forward-looking statements in this Form 8-K include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; the risk that the Proposed Business Combination or other business combination may not be completed by the SPAC’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline; the outcome of any legal proceedings that may be instituted against the SPAC, the Company or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of the SPAC or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the risk that the Proposed Business Combination disrupts current plans and operations of the SPAC or the Company as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; the SPAC’s estimates of expenditures and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; changes in laws and regulations that impact the Company; ability to enforce, protect and maintain intellectual property rights; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the SPAC’s final prospectus dated February 27, 2025 relating to its initial public offering and in subsequent filings with the SEC, including the Registration Statement relating to the Proposed Business Combination expected to be filed by the Company.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.